SECURITIE 05038158

Washington, D.C. ...

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SEC FILE NUMBER
8-43057

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Connecticut Avenue
(No. and Street)

Norwalk	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald S. Rumery 203-299-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue	Norwalk	CT	06851-3832
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald S. Rumery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

JOANN M. DOMBEK
NOTARY PUBLIC
My Commission Expires April. 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[x] (o) Auditor's report on the study and evaluation of internal control
[x] (p) Exemptive provision under Rule 15c3-3

TABLE OF CONTENTS

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Report of Independent Certified Public Accountants

To the Board of Directors:
Managers Distributors, Inc.
Norwalk, CT

We have audited the accompanying balance sheets of Managers Distributors, Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors, Inc. as of December 31, 2004 and 2003, and the results of its operations, changes in shareholder's equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America

Schwartz & Hofflich LLP
February 17, 2005

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

MANAGERS DISTRIBUTORS, INC.

BALANCE SHEETS

As of December 31,

	2004	2003
Assets		
Cash and cash equivalents	$ 1,000,656	$ 229,650
Accounts receivable	289,990	23,449
Prepaid expenses	41,137	23,914
Prepaid federal income taxes	0	5,937
Total assets	$ 1,331,783	$ 282,950
Liabilities and shareholder's equity		
Current liabilities		
Accrued income taxes payable	$ 283,455	$ 874
Accounts payable and accrued expenses	330,952	33,919
Total liabilities	614,407	34,793
Shareholder's equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2004 and 2003)	10	10
Paid-in capital	129,990	129,990
Retained earnings	587,376	118,157
Total shareholder's equity	717,376	248,157
Total liabilities and shareholder's equity	$ 1,331,783	$ 282,950

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2004	2003
Revenue	$ 2,863,201	$ 652,813
Cost of revenue	(1,104,250)	0
Gross profit on revenue	1,758,951	652,813
Expenses:		
Salaries	694,167	376,511
Employee benefits	77,246	49,167
Payroll taxes	37,534	17,427
Professional fees	8,078	5,900
Travel	100,573	80,392
Conferences	1,081	595
Printing	0	765
Trade shows	5,115	10,193
Office expenses	18,824	21,807
NASD fees	47,628	18,391
Miscellaneous	734	6,556
Total expenses	990,980	587,704
Income before other income and provision for income taxes	767,971	65,109
Investment income	5,994	1,191
Income before provision for income taxes	773,965	66,300
Provision for income taxes	304,746	34,023
Net income	$ 469,219	$ 32,277

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2004 and 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2002	$ 10	$ 129,990	$ 85,880	$ 215,880
Net income	0	0	32,277	32,277
Balance, December 31, 2003	10	129,990	118,157	248,157
Net income	0	0	469,219	469,219
Balance, December 31, 2004	$ 10	$ 129,990	$ 587,376	$ 717,376

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2004	2003
Cash flows from operating activities:		
Net income	$ 469,219	$ 32,277
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in accounts receivable	(266,541)	62,907
(Increase) in prepaid expenses	(17,223)	(10,924)
Decrease (increase) in prepaid federal income taxes	5,937	(5,937)
Increase (decrease) in accrued expenses	301,629	(40,450)
(Decrease) in accounts payable	(5,470)	(9,413)
Increase (decrease) in accrued income taxes payable	283,455	(7,402)
Net cash provided by operating activities	771,006	21,058
Cash flows from financing activities	0	0
Cash flows from investing activities	0	0
Changes in cash flows	771,006	21,058
Cash and cash equivalents, as of January 1,	229,650	208,592
Cash and cash equivalents, as of December 31,	$ 1,000,656	$ 229,650
Supplemental disclosure of cash flow information		
Income taxes paid	$ 20,454	$ 61,742
Interest paid	$ 0	$ 0

See accompanying notes.

NOTE 1- PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Incorporation and principal business activity
Managers Distributors, Inc. ("the Company"), a wholly-owned subsidiary of The Managers Funds, LLC ("LLC"), a wholly-owned subsidiary of Affiliated Manager Group, Inc. ("AMG") is incorporated under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is to act as a distributor of mutual fund shares for a family of funds known as Managers.

Revenue recognition
The Company earns its revenue from the distribution of mutual funds. The distribution fee is earned from the LLC and is more fully described in Note 2. Effective April 2004, the Company earns 12.b-1 fees and contingent deferred sales charges. The 12.b-1 fees are calculated based on various rates depending on the assets of a particular class of mutual fund shares. Contingent deferred sales charges are earned from mutual fund shareholders at varying rates ranging from 1% to 5%, depending on the class of mutual fund shares, determined at the shareholder's redemption date.

Use of estimates
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all short-term investments with maturities at the date of purchase of three months or less to be cash equivalents.

Concentration of credit risk
The Company maintains a bank account at a commercial bank. At times during the year, the balance maintained in the bank may exceed the FDIC insurance limits.

Fair value of financial instruments
The carrying amounts of the assets and liabilities reported in the balance sheet approximate their fair market value based on the short-term maturity of these instruments.

NOTE 2- RELATED PARTY TRANSACTIONS

In January 2001, the Company entered into an agreement with the LLC to provide distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust II. The distribution fee is based on a percentage of certain Company overhead expenses. LLC provided approximately 36% and 100% of the revenue to the Company for the years ended December 31, 2004 and 2003, respectively. The LLC assumes certain of the Company's expenses such as occupancy, telephone and utilities, bookkeeping and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC.

The accounts receivable of $113,727 and $23,449 as of December 31, 2004 and 2003, respectively, are from the LLC for services rendered.

The Company maintains cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholders services.

NOTE 3 - INCOME TAXES

The income tax provision consists of the following:

	2004	2003
Federal	$ 245,123	$ 29,903
States	59,623	4,120
	$ 304,746	$ 34,023

NOTE 4- EMPLOYEE BENEFIT PLAN

AMG maintains a 401(k) profit sharing plan ("the Plan") covering the employees of the Company. The Company's contributions to the Plan are based upon a percentage of the employee's eligible annual compensation. Contributions to the plan for the years ended December 31, 2004 and 2003 were $43,163 and $31,800, respectively.

NOTE 5- NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital of $370,625 of which $329,665 was in excess of the minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.66 to 1 as of December 31, 2004.

Schwartz & Hofflich LLP
CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

SUPPLEMENTARY REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit for the financial statements of Managers Distributors, Inc. for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Managers Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by rule 17a-13; (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company also promptly transmits all customer funds and delivers all securities received in connection with activities as broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Schwartz & Hofflich LLP

February 17, 2005

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

February 17, 2005

NASD
9513 Key West Avenue
Rockville, MD 20850-3389

Re: The Managers Distributors, Inc.
CRD#27314

Pursuant to Rule 17a-5(e)(4), for the year ending December 31, 2004, The Managers Distributors, Inc. exclusively distributes registered open-end investment company shares.

Schwartz & Hofflich LLP

Schwartz & Hofflich LLP

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER N 2 [100]
Managers Distributors, Inc.

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/04 [99]
SEC FILE NO. 8-43057 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 219,476 [200]		$ 219,476 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Non-Allowable	Total
E. Stocks and warrants .... [9]		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Sport commodities		781,180 [430]		$ 781,180 [850]
8. Securities owned not readily marketable:				
A. At Cost ..... [8]	$ [130]	[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities ..	$ [150]			
B. Other	$ [160] [10]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities ..	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value		[12]	[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	289,990 [670] [14]	289,990 [910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	[680]	[920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous .... [11]		[530]	41,137 [720]	41,137 [930]
16. TOTAL ASSETS		$ 1,000,656 [540] [13]	$ 331,127 [740]	$ 1,331,783 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc. as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	283,455 [1180]		23 283,455 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	330,952 [1190]		330,952 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Managers Distributors, Inc.

as of 12/31/04

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of .... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 614,407 [1230]	$ [1450]	$ 614,407 [1760]

Ownership Equity		Total
27. Sole Proprietorship		$ [1770]
28. Partnership-limited partners	$ [1020]	$ [1780]
29. Corporation:		
A. Preferred stock		[1791]
B. Common stock		28 10 [1792]
C. Additional paid-in capital		129,990 [1793]
D. Retained earnings		587,376 [1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
30. TOTAL OWNERSHIP EQUITY		$ 717,376 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,331,783 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Managers Distributors, Inc. as of 12/31/04

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 717,376	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			717,376	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 717,376	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 331,127	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460] number of items [3470]		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges		3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(331,127)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 386,249	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants		3720		
	6. Options	15,624	3730		
	7. Arbitrage		3732		
	8. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(15,624)	3740
10.	Net Capital			$ 370,625	3750

OMIT PENNIES

Reconciliation of net capital differences between focus report and annual audited report

Net capital, as reported in focus report	$642,233
Audit adjustments:	
(1) Increase in cash	207
(2) Increase in accrued expenses	(271,815)
Net capital, as reported in annual audited report	$370,625

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/04

Managers Distributors, Inc.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	40,960	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	40,960	3760
14. Excess net capital (line 10 less 13)	$	329,665	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	309,184	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$		3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	614,407	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	1.66	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER as of 12/31/04

Managers Distributors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... 52 $	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ______ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B .... $		4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... $		4588
A. Number of items 53		4589
		OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ 4584 No ______ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).